UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of July 2022

 Commission File Number 001-39885

 VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

 1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Closing a Registered Direct Offering

On July 18, 2022, Versus Systems Inc. (the “Company”) closed a registered direct offering of common shares, and a private placement of warrants to purchase common shares, for gross proceeds of approximately $2.16 million. A press release announcing the closing is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Versus Systems Inc., dated July 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
Name: Matthew Pierce
Title: Chief Executive Officer